UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D



                 Under the Securities Exchange Act of 1934



                           McLeodUSA Incorporated
------------------------------------------------------------------------------
                              (Name of Issuer)

              Class A Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                582266 10 2
------------------------------------------------------------------------------
                               (CUSIP Number)

Fried, Frank, Harris, Shriver &         Forstmann Little & Co. Subordinated Debt
      Jacobson                                 & Equity Management Buyout
      One New York Plaza                       Partnership-VI, L.P.
      New York, NY  10004               Forstmann Little & Co. Subordinated
      Attn:  Robert C. Schwenkel, Esq.         Debt & Equity Management Buyout
      (212) 859-8000                           Partnership-VII, L.P.
                                        Forstmann Little & Co. Equity
                                               Partnership-V, L.P.
                                               c/o Forstmann Little & Co.
                                               767 Fifth Avenue
                                               New York, NY  10153
                                               Attn:  Winston W. Hutchins
                                               (212) 355-5656
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                             September 15, 1999
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and
five  copies  of  the  schedule,   including  all  exhibits.   See  section
240.13d-7(b) for other parties to whom copies are to be sent.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No.   652907106                                    Page 2 of 23


1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]


3   SEC USE ONLY


4   SOURCE OF FUNDS*

            OO


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           5,873,478*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,873,478*

                10  SHARED DISPOSITIVE POWER

                    0


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.   652907106                                    Page 3 of 23

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,873,478*


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%

14  TYPE OF REPORTING PERSON*

            PN


* Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series B Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series B Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Current Market Price (each such term as defined in the Series B Certificate of Designation) equal $36.50.

                                SCHEDULE 13D


CUSIP No.   652907106                                    Page 4 of 23


1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]


3   SEC USE ONLY


4   SOURCE OF FUNDS*

            OO


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           12,962,138*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         12,962,138*

                10  SHARED DISPOSITIVE POWER

                    0



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


CUSIP No.   652907106                                    Page 5 of 23


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,962,138*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%

14  TYPE OF REPORTING PERSON*

            PN


* Section 8(a)(i) of the Series B Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series B Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Current Market Price (each such term as defined in the Series B Certificate of Designation) equal $36.50.

                                SCHEDULE 13D


CUSIP No.   652907106                                    Page 6 of 23


1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]


3   SEC USE ONLY


4   SOURCE OF FUNDS*

            OO


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           8,561,643*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         8,561,643*

                10  SHARED DISPOSITIVE POWER

                    0


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


CUSIP No.   652907106                                    Page 7 of 23


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,561,643*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.2%

14  TYPE OF REPORTING PERSON*

            PN


* Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Convertible Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assumting that the Conversion Price and the Current Market Price (each such term as defined in the Series C Certificate of Designation) equal $36.50.

ITEM 1.   Security and Issuer
          -------------------

               This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation ("McLeodUSA"). The principal executive offices of McLeodUSA are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

ITEM 2.   Identity and Background
          -----------------------

               This statement is filed by Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P., a Delaware limited partnership("MBO-VI"), Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII") and Forstmann Little & Co. Equity Partnership-V, L.P., a Delaware limited partnership ("Equity-V"; with MBO-VI and MBO-VII, collectively, the "FL Partnerships").

ITEM 2.   (a), (b), (c)
          -------------

               The FL Partnerships are limited partnerships which are private investment firms. Information with respect to the identity, address and background of the general partners of each of the FL Partnerships is set forth on Schedule I attached hereto.

               The address of the principal office of each of the FL Partnerships is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

ITEM 2.   (d), (e)
          --------

               During the last five years, neither MBO-VI, MBO-VII or Equity-V nor, to the knowledge of MBO-VI, MBO-VII and Equity-V, any person identified in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

               As more fully described in Item 6 below, on September 15, 1999, the FL Partnerships purchased from McLeodUSA (i) an aggregate of 275,000 shares of McLeodUSA's Series B Preferred Stock, par value $.01 per share (the "Series B Preferred"), for an aggregate purchase price of $693,125,000 and (ii) an aggregate of 125,000 shares of McLeodUSA's Series C Preferred Stock, par value $.01 per share (the "Series C Preferred"; with the Series B Preferred, collectively, the "Preferred Stock"), for an aggregate purchase price of $321,875,000. As of September 15, 1999, the shares of Series B Preferred and Series C Preferred purchased by the FL Partnerships were convertible into 27,397,259 shares of Common Stock.

               The funds used by the FL Partnerships to purchase the Preferred Stock were obtained from capital contributions made by the partners of each of the FL Partnerships.

ITEM 4.   Purpose of Transaction
          ----------------------

               The FL Partnerships consummated the transactions described herein in order to acquire an equity interest in McLeodUSA for investment purposes. The FL Partnerships intend to review continuously their position in McLeodUSA. Depending upon future evaluations of the business prospects of McLeodUSA and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the FL Partnerships may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so, including the terms and conditions of the Stock Purchase Agreement (as defined below).

               In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

               Except as set forth above, neither MBO-VI, MBO-VII or Equity-V nor, to the knowledge of MBO-VI, MBO-VII or Equity-V, any person identified in Schedule I, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

               The following information is as of September 15, 1999:

               (i)   MBO-VI:

               (a)   Amount Beneficially Owned:

               MBO-VI directly owns 85,752.78 shares of Series B Preferred, which are convertible into 5,873,478 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative Participating, Optional and Other Special Rights of the Series B Preferred (the "Series B Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series B Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Current Market Price (each such term as defined in the Series B Certificate of Designation) equal $36.50. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VI. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXIX.

               The shares of Series B Preferred owned by MBO-VI are convertible into approximately 3.7% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 154,590,393 shares of Common Stock outstanding as of August 30, 1999.

               (b) Assuming conversion of all Preferred Stock, number of shares as to which MBO-VI has:

                     (i)   sole power to vote or to direct the vote -
                           5,873,478.

                     (ii)  shared power to vote or to direct the vote --
                           None.

                     (iii) sole power to dispose or to direct the
                           disposition of - 5,873,478.

                     (iv) shared power to dispose or to direct the disposition of -- none.

               (ii)  MBO-VII:

               (a)   Amount Beneficially Owned:

               MBO-VII directly owns 189,247.22 shares of Series B Preferred, which are convertible into 12,962,138 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Series B Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series B Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Current Market Price (each such term as defined in the Series B Certificate of Designation) equal $36.50. FLC XXXIII Partnership ("FLC XXXIII"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Theodore J. Forstmann, Nicholas C. Forstmann, Winston W. Hutchins, Thomas H. Lister, Sandra J. Horbach (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXIII.

               The shares of Series B Preferred owned by MBO-VII are convertible into approximately 7.7% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 154,590,393 shares of Common Stock outstanding as of August 30, 1999.

               (b) Assuming conversion of all Preferred Stock, number of shares as to which MBO-VII has:

                     (i)   sole power to vote or to direct the vote -
                           12,962,138.

                     (ii)  shared power to vote or to direct the vote --
                           None.

                     (iii) sole power to dispose or to direct the
                           disposition of - 12,962,138.

                     (iv) shared power to dispose or to direct the disposition of -- None.

               (iii) Equity-V:

               (a)   Amount Beneficially Owned:

               Equity-V directly owns 125,000 shares of Series C Preferred, which are convertible into 8,561,643 shares of Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Preferred (the "Series C Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Current Market Price (each such term as defined in the Series C Certificate of Designation) equal $36.50. FLC XXX Partnership ("FLC XXX"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-V. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXX.

               The shares of Series C Preferred owned by Equity-V are convertible into approximately 5.2% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 154,590,393 shares of Common Stock outstanding as of August 30, 1999.

               (b) Assuming conversion of all Preferred Stock, number of shares as to which Equity-V has:

                    (i)   sole power to vote or to direct the vote -
                          8,561,643.

                    (ii)  shared power to vote or to direct the vote --
                          None.

                    (iii) sole power to dispose or to direct the
                          disposition of - 8,561,643.

                    (iv) shared power to dispose or to direct the disposition of -- none.

               (iv) Except as set forth above, neither MBO-VI, MBO-VII or Equity-V nor, to the knowledge of MBO-VI, MBO-VII and Equity-V, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

               (v) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by the FL
Partnerships is governed by the limited partnership agreements of each such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------

               The responses to Items 3, 4 and 5 of this statement are incorporated herein by reference.

               Stock Purchase Agreement:
               ------------------------

               Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of August 30, 1999 by and between McLeodUSA Incorporated and the FL Partnerships, MBO-VI acquired 85,752.78 shares of the Series B Preferred for an aggregate purchase price of $216,135,985; MBO-VII acquired 189,247.22 shares of the Series B Preferred for an aggregate purchase price of $476,989,015; and Equity-V acquired 125,000 shares of the Series C Preferred for an aggregate purchase price of $321,875,000.

               Voting Rights. Pursuant to the Stock Purchase Agreement, MBO-VI and MBO-VII are entitled, subject to the Series B Certificate of Designation, to designate for election to the Board of Directors of McLeodUSA (the "Board of Directors") two persons. Pursuant to this contractual right, MBO-VI and MBO-VII have designated for election Theodore
J. Forstmann and Erskine B. Bowles for election to the Board of Directors. In addition, Equity-V is entitled, subject to the Series C Certificate of Designation, to designate one non-voting observer, who will have the same access to information concerning the business and operations of McLeodUSA and its subsidiaries as directors of McLeodUSA, and will be entitled to participate in discussions and consult with the Board of Directors of McLeodUSA without voting.

               Standstill Provisions. Pursuant to the Stock Purchase Agreement, until the earlier of September 15, 2009 or the occurrence of certain events, the FL Partnerships may not, subject to certain exceptions,
(i) acquire or become the beneficial owner of or obtain any rights in respect of any capital stock of McLeodUSA, (ii) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies with respect to any voting securities of McLeodUSA, (iii) initiate or become a participant in any stockholder proposal or election contest with respect to McLeodUSA or induce others to initiate the same, (iv) propose, solicit or participate in the solicitation of any person to acquire McLeodUSA or a substantial portion of its assets or more than 5% of its outstanding capital stock, or
(v) join in or in any way participate in a pooling agreement or other arrangement with respect to McLeodUSA's voting securities.

               Lock-Up Provisions. Pursuant to the Stock Purchase Agreement, until the earlier of September 15, 2004 or the occurrence of certain events, the FL Partnerships may not, subject to certain exceptions, sell, transfer, assign, convey or otherwise dispose of any of the Series B Preferred, Series C Preferred or Common Stock. In addition, the FL Partnerships agreed that they may not exercise any conversion rights with respect to the Preferred Stock until September 15, 2004. Nothing contained in the Stock Purchase Agreement, however, will be deemed to limit the ability of the limited partners in the FL Partnerships from transferring, directly or indirectly, their limited partnership interests in the FL Partnerships or the general partners of the FL Partnerships from transferring, directly or indirectly, up to 15% of the equity interests in the FL Partnerships at any time or from time to time.

               Dividends. Pursuant to the Stock Purchase Agreement, McLeodUSA agreed that it will pay cash dividends on the Series B Preferred on a current basis so long as it is not precluded from doing so under its debt instruments, Delaware law or any other laws applicable to McLeodUSA. In furtherance thereof, McLeodUSA agreed to use its reasonable best efforts to pay such dividends, including, without limitation, using its reasonable best efforts to refrain from entering into any agreements which would preclude such payments and to take whatever actions are necessary, including revaluing assets, to create surplus for the purpose of paying such dividends.

               The foregoing description of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Stock Purchase Agreement, all of which is incorporated herein by reference. The Stock Purchase Agreement is filed as Exhibit 1 hereto.

               Registration Rights Agreement.
               -----------------------------

               In connection with the purchase of shares of Series B Preferred and Series C Preferred under the Stock Purchase Agreement, McLeodUSA and the FL Partnerships entered into a Registration Rights Agreement, dated as of September 15, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, McLeodUSA granted to the FL Partnerships three demand rights to cause McLeodUSA to register under the Securities Act of 1933, as amended, all or part of the Registrable Securities (as defined below) held by the FL Partnerships. McLeodUSA has the right to delay any such registration once in any six-month period for a reasonable period of time (but not exceeding 60 days) under certain circumstances.

               In addition, if McLeodUSA proposes to register any of its securities for the account of any other stockholder (other than in connection with an employee benefit plan, dividend reinvestment plan, merger or consolidation), the FL Partnerships may require McLeodUSA to include all or a portion of their Registrable Securities in such registration, subject to certain priorities among them and to certain limitations. All expenses incurred in connection with such registrations (other than underwriting discounts and commissions) will be borne by McLeodUSA.

               "Registrable Securities" means (i) any shares of Common Stock owned by the FL Partnerships, (ii) any shares of Common Stock issued or issuable upon the conversion, exercise or exchange of any Preferred Stock or of any other Common Stock equivalents at any time held by the FL Partnerships, and (iii) any shares of Common Stock issued with respect to the Common Stock referred to in clauses (i), (ii) or (iii) by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise.

               The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Registration Rights Agreement, all of which is incorporated herein by reference. The Registration Rights Agreement is filed as Exhibit 2 hereto.

               Series B Certificate of Designation
               -----------------------------------

               As contemplated by the Stock Purchase Agreement, immediately prior to the Closing, McLeodUSA filed the Series B Certificate of Designation to create the series of Series B Preferred.

               Rank. Under the Series B Certificate of Designation, the Series B Preferred and the Series C Preferred taken together will, with respect to dividend rights and rights on liquidation and dissolution, rank
(i) senior to all classes of capital stock or series of preferred stock of McLeodUSA established by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series B Preferred and Series C Preferred (collectively referred to, together with all classes of Common Stock, as "Junior Securities"),
(ii) on a parity with McLeodUSA's 6.75% Series A Cumulative Convertible Preferred Stock (the "Series A Preferred") and with each class of capital stock or series of preferred stock of McLeodUSA established by the Board, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock (collectively referred to as "Parity Securities"), and (iii) junior as to each class of capital stock or series of preferred stock of McLeodUSA established by the Board, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock. Creation of McLeodUSA of securities senior to the Series B Preferred requires the vote of holders of a majority of the outstanding shares of the Series B Preferred.

               Dividends. The holders of Series B Preferred will be entitled to receive with respect to each share of Series B Preferred, when and if declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends per annum equal to $127.23 per share in cash. Such dividends will be cumulative from the date of issuance of the Series B Preferred (the "Issue Date") and will be payable quarterly in arrears. In addition, if at any time from the Issue Date through the date ending five years thereafter, McLeodUSA pays a dividend in cash or property other than in shares of capital stock on the Common Stock, then each share of Series B Preferred will be entitled to receive an amount equal to the Series B Per Share Participation Amount. The "Series B Per Share Participation Amount" means, as at any date, 37.5% of the amount of dividends that would be paid with respect to the Series B Preferred and Series C Preferred taken together if converted into Common Stock on the date established as the record date with respect to such dividend on the Common Stock divided by the number of shares of Series B Preferred then outstanding.

               Liquidation. In the event of any liquidation, dissolution or winding-up of McLeodUSA, before any payment or distribution of the assets of McLeodUSA may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series B Preferred and Series C Preferred taken together will be entitled to receive an amount in cash equal to the greater of (x) the aggregate Liquidation Preferences (as defined below) of the shares of Series B Preferred and Series C Preferred as of the date of liquidation, or (y) the aggregate amount that would have been received with respect to the shares of Series B Preferred and Series C Preferred if such stock had been converted to Common Stock immediately prior to such liquidation, dissolution or winding-up. If, upon any liquidation, dissolution or winding-up of the McLeodUSA, the assets of McLeodUSA, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will (i) be distributed among the shares of Series B Preferred and the Series C Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Preferred Stock and any such other Parity Securities if all amounts payable thereon were paid in full and (ii) the amount distributable under clause (i) to the Series B Preferred and Series C Preferred taken together, will first be distributed to the Series B Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Series B Certificate of Designation) of all Series B Preferred Stock outstanding as of the date of liquidation and thereafter 37.5% to the Series B Preferred and 62.5% to the Series C Preferred. If, upon any liquidation, dissolution or winding-up of McLeodUSA, the assets of McLeodUSA, or proceeds thereof, distributable to the Series B Preferred and Series C Preferred taken together are sufficient to pay in full the amounts under clause (x) of the first sentence of this paragraph then such amount will first be distributed to the Series B Preferred until it has received an amount equal to the aggregate Preference Amounts of all Series B Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series B Preferred and 62.5% to the Series C Preferred.

               "Liquidation Preference" means with respect to a share of Series B Preferred, as at any date, the sum of $2500.00 plus an amount generally equal to any accrued and unpaid dividends with respect to such stock through such date.

               Redemption. The Series B Preferred will not be redeemable by the Company prior to September 15, 2006. On and after September 15, 2006, to the extent McLeodUSA has funds legally available for such payment, McLeodUSA may redeem at its option shares of Series B Preferred, at any time, at a redemption price equal to the Liquidation Preference as of the date fixed for redemption; provided, however, that McLeodUSA will only be entitled to redeem the Series B Preferred if the Series C Preferred is also redeemed on a proportional basis based on the percentage of each class of shares outstanding at the same time. In addition, to the extent McLeodUSA has funds legally available therefor, during the 180-day period commencing on September 15, 2009, the holders of the Series B Preferred will have the right to cause McLeodUSA to redeem at any time outstanding shares of Series B Preferred at a redemption price in cash equal to the Liquidation Preference (the "Mandatory Redemption Obligation").

               Conversion. Under the Series B Certificate of Designation, the holders of shares of Series B Preferred will have the right, generally, at any time, to convert any or all outstanding shares of Series B Preferred into fully paid and non-assessable shares of Common Stock; provided that upon the exercise by any holder of Series B Preferred of the conversion option, a proportional amount, based on the percentage of each class of shares outstanding, of the Series C Preferred will automatically convert. The outstanding shares of Series B Preferred and Series C Preferred taken together will be convertible into a number of shares of Common Stock (the "Aggregate Conversion Shares") equal to the aggregate Liquidation Preferences of the shares of Series B Preferred and Series C Preferred as of the date of conversion divided by $36.50, subject to certain adjustments. The Series B Preferred will be convertible into a number of shares of Common Stock equal to the sum of (i) the aggregate Preference Amounts (as defined in the Series B Certificate of Designation) with respect to all outstanding shares of Series B Preferred divided by the Net Realizable FMV (as defined in the Series B Certificate of Designation) of a share of Common Stock at the time of conversion plus (ii) .375 times the excess, if any, of the Aggregate Conversion Shares over the number determined pursuant to clause (i).

               Voting Rights. Pursuant to the Series B Certificate of Designation, so long as at least 40% of the shares of Series B Preferred issued on the Issue Date remain outstanding, the holders of the Series B Preferred will be entitled to collectively elect two directors to the Board of Directors; so long as at least 20%, but less than 40%, of the shares of Series B Preferred issued on the Issue Date remain outstanding, the holders will be entitled to collectively elect one director to the Board and to designate a person as a non-voting observer (a "Board Observer") to attend all meetings of the Board of Directors; and so long as 20% or less (but at least one) of the shares of Series B Preferred issued on the Issue Date remain outstanding, the holders will be entitled to designate two Board Observers. If six quarterly dividends payable on the Series C Preferred have not been paid in full, McLeodUSA fails to discharge its Mandatory Redemption Obligation or if it issues securities senior to the Series B Preferred without the requisite consent of the holders of Series B Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series B Preferred, voting separately as a single series, will be entitled to elect one additional director to serve on the Board. Whenever all arrears in dividends have been paid or declared and set apart for payment, or McLeodUSA fulfills its Mandatory Redemption Obligation, the right of the holders of shares of Series B Preferred to elect the additional director will cease.

               The foregoing description of the Series B Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Series B Certificate of Designation, all of which is incorporated herein by reference. The Series B Certificate of Designation is filed as Exhibit 3 hereto.

               Series C Certificate of Designation
               -----------------------------------

               As contemplated by the Stock Purchase Agreement, immediately prior to the Closing, McLeodUSA filed the Series C Certificate of Designation to create the series of Series C Preferred.

               Rank. Under the Series C Certificate of Designation, the Series B Preferred and the Series C Preferred taken together will, with respect to dividend rights and rights on liquidation and dissolution, rank
(i) senior to all Junior Securities, (ii) on a parity with the Series A Preferred and with the Parity Securities, and (iii) junior as to each class of capital stock or series of preferred stock of McLeodUSA established by the Board, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock. Creation of McLeodUSA of securities senior to the Series C Preferred requires the vote of holders of a majority of the outstanding shares of the Series C Preferred.

               Dividends. If at any time from the date of issuance of the Series C Preferred through the date ending five years thereafter, McLeodUSA pays a dividend in cash or property other than in shares of capital stock on the Common Stock, then each share of Series C Preferred will be entitled to receive an amount equal to the Series C Per Share Participation Amount. The "Series C Per Share Participation Amount" means, as at any date, 62.5% of the amount of dividends that would be paid with respect to the Series B Preferred and Series C Preferred taken together if converted into Common Stock on the dividend record date divided by the number of shares of Series C Preferred then outstanding.

               Liquidation. In the event of any liquidation, dissolution or winding-up of McLeodUSA, before any payment or distribution of the assets of McLeodUSA may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series B Preferred and Series C Preferred taken together will be entitled to receive an amount in cash equal to the greater of (x) the aggregate Liquidation Preferences (as defined below) of the shares of Series B Preferred and Series C Preferred as of the date of liquidation, or (y) the aggregate amount that would have been received with respect to the shares of Series B Preferred and Series C Preferred if such stock had been converted to Common Stock immediately prior to such liquidation, dissolution or winding-up. If, upon any liquidation, dissolution or winding-up of the McLeodUSA, the assets of McLeodUSA, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will (i) be distributed among the shares of Series B Preferred and the Series C Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Preferred Stock and any such other Parity Securities if all amounts payable thereon were paid in full and (ii) the amount distributable under clause (i) to the Series B Preferred and Series C Preferred taken together, will first be distributed to the Series B Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Series B Certificate of Designation) of all Series B Preferred Stock outstanding as of the date of liquidation and thereafter 37.5% to the Series B Preferred and 62.5% to the Series C Preferred. If, upon any liquidation, dissolution or winding-up of McLeodUSA, the assets of McLeodUSA, or proceeds thereof, distributable to the Series B Preferred and Series C Preferred taken together are sufficient to pay in full the amounts under clause (x) of the first sentence of this paragraph then such amount will first be distributed to the Series B Preferred until it has received an amount equal to the aggregate Preference Amounts of all Series B Preferred outstanding as of the date of liquidation and thereafter 37.5% to the Series B Preferred and 62.5% to the Series C Preferred.

               "Liquidation Preference" means with respect to a share of Series C Preferred, as at any date, the sum of $2500.00 plus an amount generally equal to any accrued and unpaid dividends with respect to such stock through such date.

               Redemption. The Series C Preferred will not be redeemable by the Company prior to September 15, 2006. On and after September 15, 2006, to the extent McLeodUSA has funds legally available for such payment, McLeodUSA may redeem at its option shares of Series C Preferred, at any time, at a redemption price equal to the Liquidation Preference as of the date fixed for redemption; provided, however, that McLeodUSA will only be entitled to redeem the Series C Preferred if the Series B Preferred is also redeemed on a proportional basis based on the percentage of each class of shares outstanding at the same time. In addition, to the extent the holders of Series B Preferred choose to exercise their right to cause McLeodUSA to redeem their shares pursuant to the Mandatory Redemption Obligation, McLeodUSA will be required to redeem a proportional amount of the Series C Preferred.

               Conversion. Under the Series C Certificate of Designation, upon the exercise by any holder of Series B Preferred of its conversion option, a proportional amount, based on the percentage of each class of shares outstanding, of the Series C Preferred will automatically convert. The outstanding shares of Series B Preferred and Series C Preferred taken together will be convertible into the Aggregate Conversion Shares. The Series C Preferred will be convertible into a number of shares of Common Stock equal to .625 times the excess, if any, of the sum of (i) the Aggregate Conversion Shares over (ii) the aggregate Preference Amounts with respect to all outstanding shares of Series B Preferred divided by the Net Realizable FMV of a shares of Common Stock at the time of conversion.

               Voting Rights. Pursuant to the Series B Certificate of Designation, so long as any shares of Series C Preferred are outstanding, the holders of the Series C Preferred will be entitled to designate one Board Observer to the Board of Directors. If McLeodUSA fails to discharge its Mandatory Redemption Obligation or if it issues securities senior to the Series C Preferred without the requisite consent of the holders of Series C Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series C Preferred, voting separately as a single series, will be entitled to elect one additional director to serve on the Board. Whenever McLeodUSA fulfills its Mandatory Redemption Obligation, the right of the holders of shares of Series C Preferred to elect the additional director will cease.

               The foregoing description of the Series C Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Series C Certificate of Designation, all of which is incorporated herein by reference. The Series C Certificate of Designation is filed as Exhibit 4 hereto.

               Except as set forth or incorporated by reference herein, neither MBO-VI, MBO-VII or Equity-V, nor to the knowledge of MBO-VI, MBO-VII or Equity-V, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of McLeodUSA.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

1. Stock Purchase Agreement, dated August 30, 1999, among McLeodUSA, MBO-VI, MBO-VII and Equity-V.

2. Registration Rights Agreement, dated as of September 15, 1999, among McLeodUSA, MBO-VI, MBO-VII and Equity-V.

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B Cumulative Convertible Preferred Stock and
          Qualifications, Limitations and Restrictions Thereof.

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

5.        Joint Filing Agreement.

                                 SIGNATURE
                                 ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 22, 1999    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                              EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.


                              By:   FLC XXIX Partnership, L.P.
                                    its general partner



                              By: /s/ Winston W. Hutchins
                                  --------------------------------
                                  Winston W. Hutchins,
                                  a general partner



                              FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND
                              EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.



                              By:   FLC XXXIII Partnership
                                    its general partner



                              By: /s/ Winston W. Hutchins
                                  --------------------------------
                                  Winston W. Hutchins,
                                  a general partner



                              FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V,
                              L.P.



                              By:   FLC XXX Partnership, L.P.
                                    its general partner



                              By: /s/ Winston W. Hutchins
                                  --------------------------------
                                  Winston W. Hutchins,
                                  a general partner

                                                                    Schedule I
                                                                    ----------

                         FLC XXIX Partnership, L.P.:
                              General Partner of
                                    MBO-VI
                                    ------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                             General Partners of
                                   FLC XXIX
                                   --------

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                              Theodore J. Forstmann
                              Nicholas C. Forstmann
                              Tywana LLC
                              Sandra J. Horbach
                              Thomas H. Lister
                              Winston W. Hutchins


                           FLC XXXIII Partnership:
                              General Partner of
                                   MBO-VII
                                   -------

     FLC XXXIII Partnership, a New York general partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                 Partners of
                                  FLC XXXIII
                                  ----------


     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.


                              Theodore J. Forstmann
                              Nicholas C. Forstmann
                              Winston W. Hutchins
                              Thomas H. Lister
                              Sandra J. Horbach
                              Tywana LLC


                          FLC XXX Partnership, L.P.:
                              General Partner of
                                   Equity-V
                                   --------

     FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                             General Partners of
                                   FLC XXX
                                   -------

     The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                              Theodore J. Forstmann
                              Nicholas C. Forstmann
                              Tywana LLC
                              Sandra J. Horbach
                              Thomas H. Lister
                              Winston W. Hutchins